CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

Confidential Draft Submission submitted to the U.S. Securities and Exchange Commission on June 15, 2021. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission, and all information herein remains confidential.

File No. 001-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

SYLVAMO CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	86-2596371
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

6400 Poplar Avenue Memphis, Tennessee	38197
(Address of Principal Executive Offices)	(Zip Code)

901-419-9000

(Registrant’s Telephone Number, Including Area Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $1.00 per share	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

Sylvamo Corporation

Information Required in Registration Statement

Cross-Reference Sheet Between the Items of Form 10 and the Information Statement

Certain information required to be included in this Form 10 is incorporated by reference to specifically identified portions of the body of the information statement filed herewith as Exhibit 99.1 (the “information statement”). None of the information contained in the information statement shall be incorporated by reference herein or deemed to be a part hereof unless such information is specifically incorporated by reference. For your convenience, we have provided below a cross-reference sheet identifying where the items required by Form 10 can be found in the information statement.

Item 1.	Business.

The information required by this item is contained under the sections of the information statement entitled “Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Those sections are incorporated herein by reference.

Item 1A.	Risk Factors.

The information required by this item is contained under the sections of the information statement entitled “Summary,” “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements and Information.” Those sections are incorporated herein by reference.

Item 2.	Financial Information.

The information required by this item is contained under the sections of the information statement entitled “Summary,” “Financing Arrangements,” “Unaudited Pro Forma Combined Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Those sections are incorporated herein by reference.

Item 3.	Properties.

The information required by this item is contained under the section of the information statement entitled “Business—Properties.” That section is incorporated herein by reference.

Item 4.	Security Ownership of Certain Beneficial Owners and Management.

The information required by this item is contained under the section of the information statement entitled “Security Ownership of Certain Beneficial Owners and Management.” That section is incorporated herein by reference.

Item 5.	Directors and Executive Officers.

The information required by this item is contained under the section of the information statement entitled “Management.” That section is incorporated herein by reference.

Item 6.	Executive Compensation.

The information required by this item is contained under the sections of the information statement entitled “Management” and “Executive Compensation.” Those sections are incorporated herein by reference.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

Item 7.	Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is contained under the sections of the information statement entitled “Risk Factors,” “The Distribution—Relationships Between Sylvamo and International Paper Following the Distribution,” “Management” and “Certain Relationships and Related Person Transactions.” Those sections are incorporated herein by reference.

Item 8.	Legal Proceedings.

The information required by this item is contained under the section of the information statement entitled “Business—Legal Proceedings.” That section is incorporated herein by reference.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

The information required by this item is contained under the sections of the information statement entitled “Summary,” “The Distribution—Trading Prior to the Distribution Date” and “—Listing and Trading of the Shares of Sylvamo Common Stock,” “Security Ownership of Certain Beneficial Owners and Management,” “Executive Compensation” and “Dividend Policy.” Those sections are incorporated herein by reference.

Item 10.	Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, the registrant has not sold any securities that were not registered under the Securities Act of 1933, as amended (the “Securities Act”), except for the issuance of 100 shares of common stock, par value $1.00 per share, of the registrant to International Paper Company for aggregate consideration of $100 on April 13, 2021, in a transaction exempt from registration pursuant to Section 4(a)(2) of the Securities Act.

Item 11.	Description of Registrant’s Securities to be Registered.

The information required by this item is contained under the section of the information statement entitled “Description of Capital Stock.” That section is incorporated herein by reference.

Item 12.	Indemnification of Directors and Officers.

The information required by this item is contained under the sections of the information statement entitled “Certain Relationships and Related Person Transactions” and “Description of Capital Stock—Limitation of Liability and Indemnification of Officers and Directors.” Those sections are incorporated herein by reference.

Item 13.	Financial Statements and Supplementary Data.

The information required by this item is contained under the sections of the information statement entitled “Summary,” “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Index to Financial Statements” (and the financial statements referenced therein). Those sections are incorporated herein by reference.

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 15.	Financial Statements and Exhibits.

(a)	Financial Statements.

The information required by this item is contained under the section of the information statement entitled “Index to Financial Statements” (and the financial statements referenced therein). That section is incorporated herein by reference.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

(b)	Exhibits. The following documents are filed as exhibits hereto:

EXHIBIT NUMBER

2.1#	Form of Separation and Distribution Agreement between International Paper Company and Sylvamo Corporation.

3.1#	Form of Amended and Restated Certificate of Incorporation of Sylvamo Corporation.

3.2#	Form of Amended and Restated By-laws of Sylvamo Corporation.

4.1#	Form of Common Stock Certificate.

10.1#	Form of Transition Services Agreement between International Paper Company and Sylvamo Corporation.

10.2#	Form of Tax Matters Agreement between International Paper Company and Sylvamo Corporation.

10.3#	Form of Employee Matters Agreement between International Paper Company and Sylvamo Corporation.

10.4#	Form of Registration Rights Agreement between International Paper Company and Sylvamo Corporation.

10.5#	Form of Supply and Offtake Agreement (Georgetown) between International Paper Company and Sylvamo North America, LLC.

10.6#	Form of Supply and Offtake Agreement (Riverdale) between International Paper Company and Sylvamo North America, LLC.

10.7#	Form of Corrugated Packaging Purchase Agreement between International Paper Company and Sylvamo Corporation.

10.8#	Form of Corrugated Packaging Supply Agreement between International Paper Company and Sylvamo Corporation.

10.9#	Form of Recyclable Material Master Purchase Agreement between International Paper Company and Sylvamo Corporation.

10.10#	Form of Fiber Supply Agreement between International Paper Company and Sylvamo Corporation.

10.11#	Form of Tax-Exempt Bond Agreement (Eastover) between International Paper Company and Sylvamo Corporation.

10.12#	Form of Tax-Exempt Bond Agreement (Ticonderoga) between International Paper Company and Sylvamo Corporation.

10.13#	Temporary Occupancy Agreement between International Paper Company and Sylvamo Corporation.

10.14#	Lease Agreement (La Mirada) between International Paper Company and Sylvamo Corporation.

10.15#	Form of Retained Copyright License Agreement between International Paper Company and Sylvamo Corporation.

10.16#	Form of Retained Know-How and Technology License Agreement between International Paper Company and Sylvamo Corporation.

10.17#	Form of Transferred IP License Agreement (to Sylvamo NA) between International Paper Company and Sylvamo Corporation.

10.18#	Form of Transferred IP License Agreement (to Sylvamo France) between International Paper Company and Sylvamo Corporation.

10.19#	Form of Transitional Trademark License Agreement between International Paper Company and Sylvamo Corporation.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

EXHIBIT NUMBER

10.20#†	Form of Sylvamo Corporation Omnibus Equity Incentive Plan.

10.21#	Form of Director Indemnification Agreement.

21.1#	List of Subsidiaries.

99.1*	Preliminary Information Statement of Sylvamo Corporation, subject to completion, dated June 15, 2021.

99.2#	Form of Notice of Internet Availability of Information Statement Materials.

*	Filed herewith.
#	To be filed by amendment.
†	Identifies each management contract or compensatory plan or arrangement

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SYLVAMO CORPORATION

Date: , 2021	By:
Name:
Title: